Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

ITC Holdings Corp. Second Quarter 2013 Investor Call July 25, 2013

Safe Harbor Language & Legal Disclosure 2 ITC Forward-Looking Information This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (B) the ability to obtain the required financings; (C) delays in consummating the transaction or the failure to consummate the transactions; and (D) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure 3 Additional Information and Where to Find It ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

4 Second Quarter 2013 OVERVIEW OF RESULTS On a stand-alone basis, capital plans for the year remain on track Weather has continued to impact the pace of our capital investments during Q2 Lingering winter caused initial delays of capital deployment in Q1 Ongoing weather issues, including snow storms and flooding have created additional challenges While off to a slower start than anticipated, expect to catch-up to in second half of 2013

Second Quarter 2013 OVERVIEW OF RESULTS System performance remains strong as evidenced by recent benchmarking results Michigan companies ranked in top decile in SGS 2012 benchmarking study for sustained outages ITC Midwest ranked in the second quartile - considerable improvement from fourth quartile ranking in 2008 ITC also ranked in the top decile in EEI 2012 safety survey 5

FERC issued its order on the IP&L 206 complaint against ITC Midwest’s Attachment FF policy and found the policy no longer just and reasonable for ITC Midwest Assessing options with respect to next steps regarding this decision In May, FERC issued order on the MISO formula rate protocols which should serve to preserve and bolster the benefits of formula rates overall Requires MISO to make revisions to the formula rate protocols to address scope, transparency and opportunities to challenge information MISO and MISO’s transmission owners are required to file a compliance filing in mid-September While no new regulatory developments on FERC ROE’s, EEI published a whitepaper in Q2 in an organized effort to provide perspective on the issue Highlights need for stable and adequate returns to support transmission infrastructure investment Suggests adjustments to current DCF process, but not an overhaul of the methodology ITC supports EEI’s efforts as it looks to create a balanced discussion on the importance of appropriate returns Order 1000 compliance activities also continue FERC Order on SPP intra-regional compliance filing accepted aspects of the filing, but required future compliance filings on certain issues MISO made compliance filing on intra-regional planning and cost allocation to address certain deficiencies within their original plan Inter-regional compliance filings; MISO and SPP gained consensus with neighboring regions on inter-regional coordination for transmission project planning; however, separate filings were made by the regions for cost allocation on inter-regional projects Second Quarter 2013 REGULATORY UPDATES 6

Entergy Transaction Update 7 1 * Filing also made in Missouri due to limited assets in those territories. Authority Timing Filed Approved Texas PUC Louisiana PSC New Orleans City Council Arkansas PSC Mississippi PSC FERC Hart-Scott-Rodino Act (DOJ/FTC) IRS Private Letter Ruling ITC Shareholders Hearing held in May; final decision 180 days from 2/19 Hearing held 7/15-7/22; final decision expected in September Hearing commences 8/27 Hearing commences 8/6; final decision September Approvals received in Q2; Certain rate elements set for hearing review period expired on January 14, 2013 Entergy received a favorable ruling in Q2 Special shareholder meeting held on 4/16 Merger Amendment to ITC Articles of Incorporation to increase the number of authorized shares Authorization for issuance of greater than 20% of outstanding shares Change of control of transmission assets. Change of control of transmission assets

Establish rate for new ITC subsidiaries Authorization for operating company financings  Pre-merger notification to review potential antitrust and competition issues Ruling regarding tax-free treatment of the Transaction

Operating earnings increased approximately 17% for the six months ended June 30th Increase primarily due to higher rate base and AFUDC at all of our operating companies Second Quarter Financial Results EARNINGS & DRIVERS 8 Note: Reported net income and operating earnings reconciliation can be found in Appendix Reported Diluted EPS $ 0.90 $ 0.81 $ 0.09 THREE MONTHS ENDED JUNE 30, 2013 2012 SIX MONTHS ENDED JUNE 30, 2013 2012 $ 1.85 $ 1.70 $ 0.15 Operating Diluted EPS $ 1.20 $ 1.05 $ 0.15 $ 2.32 $ 1.98 $ 0.34 Pre-Tax Entergy Transaction Expenses 0.42 0.12 0.30 Pre-tax Liability for Audit Related Refunds - 0.25 (0.25) 0.01 0.25 (0.24) 0.63 0.19 0.44 Income Taxes on Adjustments (0.12) (0.13) 0.01 (0.17) (0.16) (0.01) Increase / (Decrease) Increase / (Decrease)

CAPITAL INVESTMENTS – June 30, 2013 ITCTransmission $ 120.8 METC 81.8 ITC Midwest 178.8 ITC Great Plains 74.0 TOTAL $ 455.4 For the six months ended June 30, 2013, capital investments totaled $455.4 million across all of our operating companies Similar to first quarter, remain slightly behind budget Expect to catch-up in second half of 2013 Financial Results CAPITAL INVESTMENTS 9 ($ in Millions)

Financial Results 2013 GUIDANCE ITCTransmission $ 200 - $ 230 METC 160 - 180 ITC Midwest 270 - 300 ITC Great Plains 130 - 150 TOTAL $ 760 - $ 860 2013 GUIDANCE - CAPITAL INVESTMENTS Reaffirming 2013 capital investment and EPS guidance 2013 capital investment guidance to $760 to $860 million 2013 operating EPS guidance of $4.80 to $5.00, excluding any impacts of the Entergy transaction 10 ($ in Millions)

Q2 2013 Holding company financing activities Completed ITC Holdings SEC-registered financing of $550 million of new senior notes $250mm 10 year notes at 4.05% $300mm 30 year notes at 5.30% Settled swaps and recognized net gain of ~$11.2 million; gain will be amortized over the life of the new debt Executed new term loans at ITC Great Plains and ITCTransmission In May, executed new 18 month unsecured term loan at ITC Great Plains for $100 million In July, executed new 366 day unsecured term loan at ITCTransmission for $185 million Liquidity position remains healthy $63.8 million of cash on hand and $525.7million of net undrawn revolver capacity brings total liquidity position to $589.5 million Financial Results CAPITALIZATION & LIQUIDITY 11 Total Revolver Capacity Revolver Capacity Outstanding Undrawn Revolver Capacity $ in Millions ITC Holdings $ 200.0 $ 44.7 $ 155.3 ITCTransmission 100.0 14.6 85.4 METC 100.0 42.1 57.9 ITC Midwest 175.0 76.3 98.7 ITC Great Plains 150.0 21.6 128.4 TOTAL $ 725.0 $ 199.3 $ 525.7 Cash on Hand 63.8 TOTAL LIQUIDITY $ 589.5

Financial Results DIVIDEND POLICY Committed to sustainable dividend growth on an annual basis, stand-alone or pro forma, while recognizing and balancing investment needs of the business Recent guidance on dividend increases suggested that we believe we have additional flexibility around future increases Anticipate increases in the range of ~10% to 15% in the near-term with the goal of preserving a payout ratio in the mid to high 30% range Believe this dividend policy strikes the proper balance with the need to reinvest in the business Quarterly Dividend 12

Stand-Alone Long-Term Capital Plan

2012 - 2016

$ in Millions Operating Company / Development Projects	Five-Year Capital Investment (2012 – 2016)
OPERATING COMPANY CAPITAL PLAN	
BASE CAPITAL PLAN	
ITC*Transmission*	$ 180
METC	402
ITC Midwest	975
Subtotal Base Capital Plan	**$ 1,558**
NETWORK UPGRADES FOR NEW GENERATION	
ITC*Transmission*	$ 559
METC	179
ITC Midwest	153
Subtotal Network Upgrades for New Generation	**$ 891**
TOTAL OPERATING COMPANY PLAN	**$ 2,449**
DEVELOPMENT CAPITAL PLAN	
ITC Great Plains	$ 343
Advanced Projects	518
Intermediate & Design Projects	871
TOTAL DEVELOPMENT CAPITAL PLAN	**$ 1,732**
TOTAL CAPITAL PLAN	**$ 4,181**

- **Plan remains on track with key projects progressing as expected**
  - Key projects include MI Thumb Loop, Kansas V-Plan and ITC's portions of the four MVP projects
- **Capital investments included in plan associated with network upgrades for new generation could be impacted by Attachment FF order**
  - Includes ~$510 million for MI Thumb Loop which is an MVP project, not an Attachment FF project
  - Remaining ~$380 million is associated with Attachment FF recovery and includes investments at ITCT, METC and ITC MW
  - Some of this capital has already been invested in 2012 and the first half of 2013; already executed GIAs are grandfathered
  - Further need to evaluate projects within system network upgrades for new generation as they may be required regardless
- **Do not anticipate elimination of the Attachment FF policy will have a material effect on future capital investment plans**

13

Appendix

15 Non-GAAP Measures NET INCOME RECONCILIATION Reported Net Income $ 47,395 $ 42,386 $ 5,009 $ 97,585 $ 88,437 $ 9,148 THREE MONTHS ENDED JUNE 30, 2013 2012 Operating Earnings $ 63,336 $ 54,846 $ 8,490 $ 122,134 $ 103,459 $ 18,675 Pre-Tax Entergy Transaction Expenses 22,158 6,218 15,940 33,388 10,133 23,255 Income Taxes on Adjustments (6,320) (6,751) 431 (9,045) (8,104) (941) Increase / (Decrease) ($ in Thousands) Pre-tax Liability for Audit Related Refunds 103 12,993 (12,890) 206 12,993 (12,787) 2013 2012 Increase / (Decrease) SIX MONTHS ENDED JUNE 30,